1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2025
(Commission File Number: 001-14700)
_____________________________
Taiwan Semiconductor Manufacturing Company Limited
(Translation of Registrant’s Name Into English)
_____________________________
No. 8, Li-Hsin Road 6
Hsinchu Science Park
Hsinchu 300-096, Taiwan
Republic of China
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Limited

Date: June 10, 2025	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

TSMC May 2025 Revenue Report

HSINCHU, Taiwan, R.O.C. – June 10, 2025 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for May 2025: On a consolidated basis, revenue for May 2025 was approximately NT$320.52 billion, a decrease of 8.3 percent from April 2025 and an increase of 39.6 percent from May 2024. Revenue for January through May 2025 totaled NT$1,509.34 billion, an increase of 42.6 percent compared to the same period in 2024.

TSMC May Revenue Report (Consolidated):
							(Unit:NT$ million)

Period	May 2025	April 2025	M-o-M Increase (Decrease) %	May 2024	Y-o-Y Increase (Decrease) %	January to May 2025	January to May 2024	Y-o-Y Increase (Decrease) %
Net Revenue	320,516	349,567	(8.3)	229,620	39.6	1,509,337	1,058,286	42.6

TSMC Spokesperson:	TSMC Media Contacts
Wendell Huang Senior Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: press@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext.7126541 Mobile: 886-978-111-503 E-Mail: press@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for May 2025 (“Current Month”).
Note: “Outstanding” herein means the outstanding balance at the end of Current Month; and “Cumulative” herein represents the accumulated amounts from the beginning of this year till the end of Current Month.
1. Revenue (in NT$ thousands)

Period	Items	2025	2024
May	Net Revenue	320,515,951	229,620,372
Jan. ~ May	Net Revenue	1,509,336,555	1,058,285,685
2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount approved by the Board of Directors	Outstanding amount
TSMC China*	105,036,873	34,330,650	17,498,880
TSMC Development**	32,249,205	1,799,820	899,910
* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
** The borrower is TSMC Washington, a wholly-owned subsidiary of TSMC.
3. Endorsements and guarantees (in NT$ thousands)

Guarantor	Limit of guarantee	Amount approved by the Board of Directors	Outstanding amount
TSMC*	1,825,665,032	2,496,149	2,496,149
TSMC**		224,977,500	224,977,500
TSMC***		449,780,344	308,071,468
* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.
** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.
*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1)Derivatives not applying hedge accounting.
‧TSMC

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	39,556,772
	Mark to Market of Outstanding Contracts	649,891
	Cumulative Unrealized Profit/Loss	1,075,827
Expired Contracts	Cumulative Notional Amount	557,721,838
	Cumulative Realized Profit/Loss	5,653,395
Equity price linked product (Y/N)		N
‧TSMC China

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	901,369
	Mark to Market of Outstanding Contracts	(878)
	Cumulative Unrealized Profit/Loss	(955)
Expired Contracts	Cumulative Notional Amount	2,463,922
	Cumulative Realized Profit/Loss	(6,000)
Equity price linked product (Y/N)		N
‧TSMC Nanjing

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	3,122,877
	Mark to Market of Outstanding Contracts	(3,118)
	Cumulative Unrealized Profit/Loss	(3,161)
Expired Contracts	Cumulative Notional Amount	6,925,915
	Cumulative Realized Profit/Loss	(7,986)
Equity price linked product (Y/N)		N

‧Japan Advanced Semiconductor Mfg., Inc.

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	9,126,360
	Mark to Market of Outstanding Contracts	84,516
	Cumulative Unrealized Profit/Loss	(103,646)
Expired Contracts	Cumulative Notional Amount	58,168,116
	Cumulative Realized Profit/Loss	(681,426)
Equity price linked product (Y/N)		N
(2)Derivatives applying hedge accounting.
‧TSMC Global

		Future
Margin Payment		(5,309)
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	329,967
	Mark to Market of Outstanding Contracts	(1,742)
	Cumulative Unrealized Profit/Loss	(12,957)
Expired Contracts	Cumulative Notional Amount	8,375,162
	Cumulative Realized Profit/Loss	(25,325)
Equity price linked product (Y/N)		N